UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: May 5, 2022

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly-held Company

Corporate Taxpayer’s ID (CNPJ / MF) 02.421.421/0001-11

Corporate Registry (NIRE) 33.300.324.631

NOTICE TO THE MARKET

Correction of information contained in the presentation of the TIM Brasil Day 2022 event

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB), in accordance with Article 157 of Law No. 6,404/1976 and the provisions of CVM Resolution 44, informs its shareholders, the market in general and other stakeholders that:

We identified a mistake in the OPFC/revenue chart on slide 15 of the TIM Brasil Day 2022’s event presentation, filed yesterday, May 4th, 2022, in the Empresas.NET System (“E-NET”) of the Securities and Exchange Commission (“CVM”) in which we inverted the indicators of two of our peers, without however changing the relative position of TIM within the sample.

In view of this, the Company rectified the inaccurate information on the slide and made a new filing in the “Presentations to analysts/market agents” section in the E-NET system, as follows:

We reiterate that all other information in the presentation remains unchanged.

Rio de Janeiro, May 5th, 2022

TIM S.A.

Camille Loyo Faria

Chief Financial Officer and

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: May 5, 2022	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer